UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

IHS INC.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

451734107

(CUSIP Number)

June 21, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of the section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1)	Name of Reporting Person Conscientia Investment Limited

2)	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3)	SEC Use Only

4)	Citizenship or Place of Organization Malta

Number of Shares Beneficially Owned by Each Reporting Person With:	5)	Sole Voting Power 6,013,206

	6)	Shared Voting Power 0

	7)	Sole Dispositive Power 6,013,206

	8)	Shared Dispositive Power 0

9)	Aggregate Amount Beneficially Owned by Each Reporting Person 6,013,206

10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11)	Percent of Class Represented by Amount in Row (9) 9.1%

12)	Type of Reporting Person CO

1)	Name of Reporting Person TBG Limited

2)	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3)	SEC Use Only

4)	Citizenship or Place of Organization Malta

Number of Shares Beneficially Owned by Each Reporting Person With:	5)	Sole Voting Power 6,013,206

	6)	Shared Voting Power 0

	7)	Sole Dispositive Power 6,013,206

	8)	Shared Dispositive Power 0

9)	Aggregate Amount Beneficially Owned by Each Reporting Person 6,013,206

10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11)	Percent of Class Represented by Amount in Row (9) 9.1%

12)	Type of Reporting Person CO

1)	Name of Reporting Person Georg Heinrich Thyssen-Bornemisza

2)	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3)	SEC Use Only

4)	Citizenship or Place of Organization Switzerland

Number of Shares Beneficially Owned by Each Reporting Person With:	5)	Sole Voting Power 0

	6)	Shared Voting Power 6,013,206

	7)	Sole Dispositive Power 0

	8)	Shared Dispositive Power 6,013,206

9)	Aggregate Amount Beneficially Owned by Each Reporting Person 6,013,206

10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11)	Percent of Class Represented by Amount in Row (9) 9.1%

12)	Type of Reporting Person IN

1)	Name of Reporting Person Favorita Holding Limited

2)	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3)	SEC Use Only

4)	Citizenship or Place of Organization Malta

Number of Shares Beneficially Owned by Each Reporting Person With:	5)	Sole Voting Power 0

	6)	Shared Voting Power 6,013,206

	7)	Sole Dispositive Power 0

	8)	Shared Dispositive Power 6,013,206

9)	Aggregate Amount Beneficially Owned by Each Reporting Person 6,013,206

10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11)	Percent of Class Represented by Amount in Row (9) 9.1%

12)	Type of Reporting Person CO

Item 1.
	(a)	Name of Issuer IHS INC.
	(b)	Address of Issuer’s Principal Executive Offices 15 Inverness Way East, Englewood, CO 80112

Item 2.
	(a)	Names of Persons Filing Conscientia Investment Limited TBG Limited Georg Heinrich Thyssen-Bornemisza Favorita Holding Limited
	(b)	Address of Principal Business Office or, if none, Residence c/o IHS Inc., 15 Inverness Way East, Englewood, CO 80112
	(c)	Citizenship Conscientia Investment Limited, a Malta company TBG Limited, a Malta company Georg Heinrich Thyssen-Bornemisza, a citizen of Switzerland Favorita Holding Limited, a Malta company
	(d)	Title of Class of Securities Class A Common Stock
	(e)	CUSIP Number 451734107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act;
	(b)	☐	Bank as defined in section 3(a)(6) of the Act;
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act;
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940;
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(l)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
	(j)	☐	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with §240.13d–1(b)(l)(ii)(K).

Item 4.	Ownership Conscientia Investment Limited:
	(a)	Amount beneficially owned: 6,013,206 Conscientia Investment Limited is filing in its capacity as the record and beneficial owner of an aggregate of 6,013,206 shares of Class A Common Stock.
	(b)	Percent of class: 9.1%
(c)
		(i)	Sole power to vote or direct the vote: 6,013,206
		(ii)	Shared power to vote or direct the vote: 0
		(iii)	Sole power to dispose or direct the disposition of: 6,013,206
		(iv)	Shared power to dispose or direct the disposition of: 0

TBG Limited:
a)

Amount beneficially owned:

6,013,206

TBG Limited is filing solely in its capacity as the direct parent of Conscientia Investment Limited, which is the record and beneficial owner of an aggregate of 6,013,206 shares of Class A Common Stock.

(b)	Percent of class: 9.1%
(c)
	(i)	Sole power to vote or direct the vote: 6,013,206
	(ii)	Shared power to vote or direct the vote: 0
	(iii)	Sole power to dispose or direct the disposition of: 6,013,206
	(iv)	Shared power to dispose or direct the disposition of: 0

Georg Heinrich Thyssen-Bornemisza:
a)

Amount beneficially owned:

6,013,206

George Heinrich Thyssen-Bornemisza is filing solely in his capacity as the sole beneficiary of the TB Continuity II Trust, a Cayman Islands Trust, which is the owner of 100% of the shares of Favorita Holding Limited (except for one non-voting and non-participating share which is owned by Kaszony Limited, a Malta company, in its capacity as the sole trustee of the TB Continuity II Trust).  Favorita Holding Limited is the owner of 100% of the shares of TBG Limited (except for one non-voting and non-participating share which is owned by Kaszony Limited, a Malta company, in its capacity as the sole trustee of the TB Continuity II Trust). TBG Limited is the parent of Conscientia Investment Limited, which is the record and beneficial owner of an aggregate of 6,013,206 shares of Class A Common Stock.  Mr. Thyssen-Bornemisza disclaims beneficial ownership of the Class A Common Stock owned by Conscientia Investment Limited because he does not have the power to vote or dispose of, or to direct the voting or disposition of, the shares of Class A Common Stock owned by Conscientia Investment Limited.

(b)	Percent of class: 9.1%
(c)
	(i)	Sole power to vote or direct the vote: 0
	(ii)	Shared power to vote or direct the vote: 6,013,206
	(iii)	Sole power to dispose or direct the disposition of: 0
	(iv)	Shared power to dispose or direct the disposition of: 6,013,206

Favorita Holding Limited:
a)

Amount beneficially owned:

6,013,206

Favorita Holding Limited is filing solely in its capacity as the owner of 100% of the shares of TBG Limited (except for one non-voting and non-participating share which is owned by Kaszony Limited, a Malta company, in its capacity as the sole trustee of the TB Continuity  II Trust, a Cayman Islands Trust).  TBG Limited is the parent of Conscientia Investment Limited, which is the record and beneficial owner of an aggregate of 6,013,206 shares of Class A Common Stock.

(b)	Percent of class: 9.1%
(c)
	(i)	Sole power to vote or direct the vote: 0
	(ii)	Shared power to vote or direct the vote: 6,013,206
	(iii)	Sole power to dispose or direct the disposition of: 0
	(iv)	Shared power to dispose or direct the disposition of: 6,013,206

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
See Item 4.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 21, 2012	CONSCIENTIA INVESTMENT LIMITED

	By:	/s/ Clifford Thring
	Name:	Clifford Thring
	Title:	Attorney-in-Fact for Conscientia Investments Limited

TBG LIMITED

	By:	/s/ Clifford Thring
	Name:	Clifford Thring
	Title:	Attorney-in-Fact for TBG Limited

GEORG HEINRICH THYSSEN-BORNEMISZA

	By:	/s/ Clifford Thring
	Name:	Clifford Thring
	Title:	Attorney-in-Fact for Georg Heinrich Thyssen-Bornemisza

FAVORITA HOLDING LIMITED

	By:	/s/ Clifford Thring
	Name:	Clifford Thring
	Title:	Attorney-in-Fact for Favorita Holding Limited

EXHIBIT INDEX

Exhibit No.	Description
24.1	Power of Attorney of Conscientia Investment Limited (incorporated by reference to Exhibit 24.2 to the Schedule 13G/A filed by Urvanos Investments Limited on March 24, 2011)
24.2	Power of Attorney of TBG Limited (incorporated by reference to Exhibit 24.3 to the Schedule 13G/A filed by Urvanos Investments Limited on March 24, 2011)
24.3

Power of Attorney of Georg Heinrich Thyssen-Bornemisza (also known as Giorgio Enrico Thyssen-Bornemisza) (incorporated by reference to Exhibit 24.4 to the Schedule 13G/A filed by Urvanos Investments Limited on March 24, 2011)

24.4	Power of Attorney of Favorita Holding Limited (incorporated by reference to Exhibit 24.5 to the Schedule 13G/A filed by Urvanos Investments Limited on March 24, 2011)
99.1

Joint Filing Agreement and Power of Attorney, dated May 10, 2006, among Urpasis Investments Limited, Thybo Trustees Limited, Urvanos Investments Limited, Tornabuoni Limited, TBG Holdings NV, Georg Heinrich Thyssen-Bornemisza, Claus Hipp, Thyssen Bornemisza Continuity Trust, Donald S. Perkins and Hans Peter Schaer (incorporated by reference to Exhibit A to the Schedule 13G/A filed by Urvanos Investments Limited on May 21, 2007)

99.2	Joinder Agreement, dated May 18, 2007, of Favorita Holding Limited (incorporated by reference to Exhibit B to the Schedule 13G/A filed by Urvanos Investments Limited on May 21, 2007)
99.3	Joinder Agreement, dated March 22, 2011, of Conscientia Investment Limited (incorporated by reference to Exhibit 99.3 to the Schedule 13G/A filed by Urvanos Investments Limited on March 24, 2011)